SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934


INFORMIX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware
(State of incorporation or organization)


94-3011736
(I.R.S. Employer Identification No.)

4100 Bohannon Drive
Menlo Park, California 94025
(Address of principal executive offices)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box./ /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box./ /

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered
None


Name of each exchange on which each class is to be registered
None

Securities to be registered pursuant to Section 12(g) of the Act:

     COMMON STOCK PURCHASE RIGHTS
     (Title of class)

     (Title of class)

     This Amendment No. 3 amends and supplements the Registration Statement on Form 8-A (the "Form 8-A") of Informix Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on September 18, 1991, and as subsequently amended May 27, 1992 and August 11, 1995. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Form 8-A, as amended.

Item 1.     Description of Securities to Be Registered.

     Item 1 is hereby amended to read in its entirety as follows:

     On September 19, 1991, the Company filed a Registration Statement on Form 8-A (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") for the purpose of registering Preferred Share Purchase Rights issuable in accordance with the terms of the Preferred Shares Rights Agreement (the "Original Rights Agreement") between the Company and The First National Bank of Boston, as rights agent. On May 27, 1992 and August 11, 1995, the Company filed Forms 8-A/A to reflect the fact that the Company and The First National Bank of Boston had amended the Original Rights Agreement, as originally executed (the "Prior Rights Agreement"). Pursuant to the Original Rights Agreement, as amended through the Prior Rights Agreement, the Company's Board of Directors had declared a dividend of one right (the "Right") to purchase one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each share of Common Stock, $0.01 par value ("Common Shares"), of the Company issued and outstanding on November 20, 1991 (the "Record Date"), and one Right for each Common Share issued after the Record Date. Each Right entitled the registered holder to purchase from the Company one one-thousandth share of Series A Preferred Stock at an exercise price as set forth in the Prior Rights Agreement.

     On August 12, 1997, the Company and BankBoston, N.A., as successor rights agent, entered into the First Amended and Restated Rights Agreement (the "Amended Rights Agreement"), which supersedes the Prior Rights Agreement as originally executed. The terms of the Amended Rights Agreement are substantially similar to those of the Prior Rights Agreement, except that each Right is now exercisable, following the Distribution Date and until the occurrence of certain specified events, for one Common Share at an exercise price of $60.00.

     The following summary of the principal terms of the Amended Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Amended Rights Agreement. A copy of the Amended Rights Agreement is attached as Exhibit 5 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders, and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

     The Rights will separate from the Common Shares, Rights Certificates will be issued, and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors") following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) July 25, 2005 (the "Final Expiration Date"), (ii) redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer as described below.

Initial Exercise of the Rights

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive one Common Share upon exercise and the payment of $60.00 per Right (the "Purchase Price"). In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of the Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of the Company's Common Shares then outstanding (other than pursuant to a Permitted Offer), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

     Similarly, unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

Permitted Offer

     A Permitted Offer means a tender offer for all outstanding Common Shares that has been determined by a majority of the Continuing Directors to be adequate and otherwise in the best interests of the Company and its stockholders. Where the Board of Directors has determined that a tender offer constitutes a Permitted Offer, the Rights will not become exercisable to purchase Common Shares or shares of the acquiring company (as the case may be) at the discounted price described above.

Exchange Provision

     At any time after the acquisition by an Acquiring Person of 20% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Adjustments to Prevent Dilution

     The Purchase Price payable, the number of Rights, and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

     No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

Redemption

     At any time on or prior to the close of business on the earlier of
(i) the 10th day following the acquisition by an Acquiring Person (the "Share Acquisition Date") or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

No Stockholders' Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of the Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Certain Anti-Takeover Effects

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.01 per Right within ten days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the acquiror) after the accumulation of 20% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.     Exhibits.

     Item 2 is hereby amended to read in its entirety as follows:

          5. First Amended and Restated Rights Agreement, dated as of August 12, 1997 between Informix Corporation and BankBoston N.A., including the form of Rights Certificate attached thereto as Exhibit A.



     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934 the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 2, 1997          INFORMIX CORPORATION


                                By:   /s/ David H. Stanley
                                Title:  Vice President, Legal and
                                        Corporate Services, General
                                        Counsel and Secretary



     EXHIBIT INDEX



Exhibit
No.                                Exhibit

5 Amended and Restated Rights Agreement, dated as of August 12, 1997 between Informix Corporation and BankBoston, N.A., including the form of Rights Certificate attached thereto as Exhibit A.